FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 5, 2004	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, US Contact
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2004 SECOND-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., August 3rd, 2004 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) ("We", ASE", or the "Company"), the world's largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$20,290 million for the second quarter of 2004 (2Q04), up 59% year-over-year and up 18% sequentially. Net income for the quarter totaled NT$2,020 million, up 461% year-over-year and up 23% sequentially. EPS for the quarter was NT$0.55, or US$0.082, per ADS, up 450% year-over-year and 25% sequentially. ASE's Q2 revenue marks the highest quarterly revenue level in the Company's history

"We are very pleased with our quarterly earnings, and we are confident in reaching our goal of growing our revenue by 50% on a full year basis," commented Mr. Jason Chang, Chairman of ASE. "We believe that our current quarter revenue has proven our integrated business model, capital investment and business expansion to be effective. We believe our business in the second half of 2004 will keep growing as we continue to gain market share in the high-end IC packaging and testing segment."

"Continuing our business expansion, we completed the acquisition of NEC's Yamagata IC packaging and testing operations on June 1st and are expecting to leverage this added platform to grow our revenues from Japan significantly in the future periods. In Taiwan, we completed the merger of ASE Chung Li and ASE Material with the parent company on August 1st to further streamline our operations. Our new manufacturing plant in Kaohsiung is also scheduled to be completed in Q3, which will provide the needed space for further expansion in Taiwan. In China, we have been successful in securing land lots in the Shanghai area sufficient for long term expansion and are initiating ramp up in Q4."

"Despite the weak sentiment in the market recently, we believe the fundamentals of our business model remain solid and the gap between ASE and our competitors has been and will continue to widen given our effective strategy implementation. While celebrating ASE's 20th anniversary and the solid progress we have made so far in 2004, we will continue to execute our business plan with extreme caution and therefore maintain our positive outlook for the quarters to come."

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	August 3, 2004

Advanced Semiconductor Engineering, Inc.

RESULTS OF OPERATIONS

2Q04 Results

•		Net revenues amounted to NT$20,290 million, up 18% sequentially and 59% year-over-year.
The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$12,756 million, NT$4,102 million, NT$3,376 million and
NT$56million, respectively.
•		Gross profit for 2Q04 was NT$4,469 million, up19% compared to NT$3,769 million in 1Q04.
Gross margin of 22% for the quarter remained flat from the previous quarter, while it increased significantly from 15% in 2Q03.
•		Total operating expenses during 2Q04 were NT$2,110 million, which increased by NT$154 million or 8% from the previous quarter. R&D and SG&A expenses as a percentage of net revenues remained flat sequentially. On a year-over-year basis, R&D and SG&A expenses as a percentage of net revenues decreased by 1% and 2%, respectively due to expanded revenue base.
•		Operating profit for 2Q04 reached NT$2,359 million, which grew by NT$546 million or 30%
from the previous quarter, and grew by NT$2,200 million or 1384% year-over-year.
Operating margin was 12% in 2Q04, which improved from 11% in Q104 and 1% in Q203.
•		We recorded net non-operating expenses of NT$301 million in 2Q04, which increased by
NT$56 million or 23% sequentially and increased by NT$3 million or 1% year-over-year. The sequential increase is mainly because of the lower net exchange gain of about NT$77 million in 2Q04 and the increase of financial handling charges by NT$16 million, which were offset by the decrease of interest expense of NT$35 million, increase of interest revenue of NT$7 million and decrease in loss on long-term investment of NT$6 million.
	-	The decrease in interest expense is mainly due to lower interest rates.
	-	The lower net exchange gain was mainly attributable to the appreciation of the US dollar against the NT dollar that had a negative impact on our US dollar-based debts and payables.
	-	Loss on long-term investment was NT$29 million, consisting of NT$26 investment gain from minority-owned affiliates and NT$55 million of goodwill amortization related to such minority-owned affiliates. The investment gain from minority-owned shareholders included NT$57 million of investment income from Universal Scientific Industrial Co.
("USI"), NT$18 million of investment loss from Hung Ching Construction and NT$13 million of investment loss from other invested companies.
•		Income before tax was NT$2,058 million for 2Q04. We recognized an income tax benefit of
NT$567million during the quarter. Minority interest adjustment for the quarter increased by
NT$401million to NT$605 million, primarily due to the increased earnings contributed by
ASETest Limited and ASE Material.
•		In 2Q04, net income amounted to NT$2,020 million, up by NT$383 million or 23%
sequentially and up by NT$1,660 million or 461% year-over-year. For the first six months of
2004,the Company's net income totaled NT$3,657 million, compared with NT$12 million in the first half of 2003.
•		Our total shares outstanding at the end of the quarter were 3,579,914,106. Our earnings per share for the second quarter of 2004 was NT$0.55, or US$0.082 per ADS, based on
3,806,572,194weighted average number of shares outstanding during the second quarter.
For the first half of 2004, the Company's earnings per share were NT$0.99, compared with
NT$0.004in the first half of 2003.

LIQUIDITY AND CAPITAL RESOURCES

•	Capital expenditures in 2Q04 totaled US$237 million, of which US$106 million was for IC packaging, US$18 million for module assembly, US$65 million for testing and US$48 million for interconnect materials. Capital expenditures in the first half of 2004 totaled US$373 million, of which US$166 million was for IC packaging, US$28 million for module assembly,
US$124 million for testing and US$55 million for interconnect materials.
•	EBITDA for the quarter totaled NT$6,138 million, up 67% year-over-year and up 12%

2	August 3, 2004

Advanced Semiconductor Engineering, Inc.

sequentially, primarily as a result of an increase in pre-tax income.
•	As of June 30, 2004, we had cash on hand plus short-term investment of NT$13,185 million, which increased by NT$2,660 million when compared to the end of 1Q04.
•	As of June 30, 2004, we had total bank debt of NT$50,263 million, consisting of NT$9,259 million of revolving working capital loans, NT$7,389 million of current portion of long-term debt, NT$23,918 million of long-term debt and NT$9,697 million long-term bonds payable.
Total unused banking facilities amounted to NT$13,849 million.
•	Total number of employees reached 30,983 as of June 30, 2004.

BUSINESS REVIEW

IC Packaging Services

•	Revenues generated from our IC packaging operations were NT$12,756 million during the quarter, up NT$966 million or 8% sequentially and up NT$3,705 million or 41%
year-over-year. On a sequential basis, the significant increase in packaging revenue was primarily due to volume increase and improved average selling price, as a result of product mix change.
•	Revenues from flip chip packaging (including wafer bumping) accounted for 10% of total IC packaging revenues, up 1% from the previous quarter and year-over-year.
•	Revenues from BGA and other substrate-based packaging contributed 46% of total IC packaging revenues during the quarter, slightly up from 45% in 1Q04 and 43% in Q203.
•	Advanced leadframe-based packaging, including QFP, TQFP, LQFP, QFN and BCC, accounted for 29% of total IC packaging revenues, down slightly from 31% in the previous quarter and 32% in 2Q03.
•	Gross margin for our IC packaging operations was 22%, up 1% sequentially and up 8%
year-over-year.
•	Capital expenditure on our IC packaging operations amounted to US$106 million during the quarter, of which US$85 million was for wirebonding packaging capacity, and US$21 million was for wafer bumping and flip chip packaging equipment.
•	As of June 30, 2004, there were 6,322 wirebonders in operation. A total of 789 wirebonders were added during the second quarter of 2004.

Testing Services

•	Revenues generated from our testing operations were NT$4,102 million, up NT$683 million or 20% sequentially and up NT$1,350 million or 49%, mainly due to volume increase. ASP has remained relatively stable from the previous quarter.
•	Final testing contributed 74% to total testing revenues, down by 3% from the previous quarter.
Wafer sort contributed 22% to total testing revenues, up by 2% from the previous quarter.
Engineering testing contributed 4% to total testing revenues, up by 1%.
•	Gross margin for our testing operations was 29%, which significantly improved by 4%
sequentially and 10% year-over-year. The main reason for the increase in gross margin is the higher utilization rate for testers as customer demand significantly increased and improved efficiency.
•	Capital spending on our testing operations amounted to US$65 million during the quarter.
•	As of June 30, 2004, we operated a total of 1,492 testers, including 250 testers added during the quarter.

Module Assembly Services

•	Revenues generated from our module assembly operations were NT$3,376 million, up
NT$1,421 million or 73% sequentially and up NT$2,440 million or 261% year-over-year mainly due to ASP increase and volume increase.
•	Camera module assembly revenue accounted for 67% of the total module assembly revenues, while RF and baseband module assembly accounted for 33%. In the previous quarter, camera module assembly was roughly 55% of module assembly revenues, while RF and baseband module assembly was about 45%.

3	August 3, 2004

Advanced Semiconductor Engineering, Inc.

Interconnect Materials

•	ASE Materials recorded revenues of NT$2,077 million for the quarter, up by NT$264 million or 15% sequentially and up by NT$944 million or 83% year-over-year. Gross margin for ASE
Material reached 24% during the quarter, which improved significantly from 22% if 1Q04 and from 4% in 2Q03. In the second quarter of 2004, ASE Material supplied 51% (by value) of our total PBGA substrate requirements. Substantially all of ASE Material's revenues were derived from inter-company sales and therefore were not reflected in ASE's consolidated revenues.

Customers

•	Our five largest customers together accounted for approximately 36% of our net revenues in
2Q04, compared to 35% in 1Q04 and in 2Q03. Only one customer accounted for more than
10% of our total revenues.
•	Our top 10 customers contributed 50% of our revenues during the quarter, compared to 51%
in 1Q04 and 53% in 2Q03.
•	Our customers that are integrated device manufacturers, or IDMs, accounted for 51% of our revenues in 2Q04, compared to 47% in 1Q04 and 52% in 2Q03.

Quarterly Highlights

•	ASE held ASE US Customer Appreciation Day in Santa Clara, CA, and Tech Forum Boston
and Customer Appreciation Day in Boston. Over 500 customers attended the event in Santa
Clara, and over 85 attended the event in Boston.
•	ASE closed the acquisition of NEC IC packaging and testing operations in Yamagata, Japan.
•	ASE was ranked amongst Business Week's INFO TECH 100 List.

About ASE Inc.

ASE Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People's Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.

4	August 3, 2004

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	2Q/04	1Q/04	2Q/03
Net Revenues Revenues by End Application	20,290	17,221	12,773

Communication	43%	39%	36%
Computer	31%	34%	34%
Automotive and Consumers	23%	25%	29%
Others	3%	2%	1%
Revenues by Region
North America	56%	54%	64%
Europe	7%	8%	8%
Taiwan	28%	31%	24%
Japan	4%	3%	2%
Other Asia	5%	4%	2%

IC Packaging Services

Amounts in NT$ Millions	2Q/04	1Q/04	2Q/03
Net Revenues Revenues by End Application	12,756	11,790	9,051
Communication	30%	29%	30%
Computer	42%	43%	41%
Automotive and Consumers	26%	26%	29%
Others	2%	2%	0%
Revenues by Packaging Type
Flip Chip & Bumping	10%	9%	9%
Traditional substrate based	46%	45%	43%
Advanced leadframe based	29%	31%	32%
Traditional leadframe based	10%	9%	11%
Others	5%	6%	5%
Capacity
CapEx (US$ Millions) *	106	60	41
Number of Wirebonders	6,322	5,553	4,688

Testing Services

Amounts in NT$ Millions	2Q/04	1Q/04	2Q/03
Net Revenues Revenues by End Application	4,102	3,419	2,752
Communication	39%	39%	35%
Computer	20%	21%	24%
Automotive and Consumers	33%	34%	38%
Others	8%	6%	3%
Revenues by Testing Type
Final test	74%	77%	82%
Wafer sort	22%	20%	13%
Engineering test	4%	3%	5%
Capacity
CapEx (US$ Millions)*	65	59	43
Number of Testers	1,492	1,288	1,107

5	August 3, 2004

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the six months ended

	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2004	2004	2003	2004	2003
Net revenues:
IC Packaging	12,756	11,790	9,051	24,546	17,593
Testing	4,102	3,419	2,752	7,521	5,287
Module Assembly	3,376	1,955	936	5,331	1,415
Others	56	57	34	113	62

Total net revenues	20,290	17,221	12,773	37,511	24,357

Cost of revenues	15,821	13,452	10,803	29,273	20,876

Gross Profit	4,469	3,769	1,970	8,238	3,481

Operating expenses:
Research and development	595	584	550	1,179	1,093
Selling, general and administrative	1,515	1,372	1,261	2,887	2,430

Total operating expenses	2,110	1,956	1,811	4,066	3,523

Operating income (loss)	2,359	1,813	159	4,172	(42)

Net non-operating (income) expenses:
Interest expenses (income) - net	197	225	358	422	747
Foreign exchange loss (gain) - net	(5)	(82)	25	(87)	40
Loss (income) on long-term investment	29	35	63	64	159
Loss (gain) on disposal of assets	44	40	(96)	84	(43)
Others	36	27	(52)	63	(95)

Total non-operating expenses	301	245	298	546	808

Income (loss) before tax	2,058	1,568	(139)	3,626	(850)

Income tax expense (benefit)	(567)	(273)	(504)	(840)	(512)

Net income (loss) before minority interest	2,625	1,841	365	4,466	(338)

Minority interest	605	204	5	809	(350)
Net income (loss)	2,020	1,637	360	3,657	12

Per share data:
Earnings per common share
– Basic	NT$0.56	NT$0.46	NT$0.10	NT$1.02	NT$0.004
– Diluted	NT$0.55	NT$0.44	NT$0.10	NT$0.99	NT$0.004

Earnings per pro forma equivalent ADS
– Basic	US$0.085	US$0.068	US$0.015	US$0.153	US$0.001
– Diluted	US$0.082	US$0.066	US$0.015	US$0.148	US$0.001

Number of weighted average shares	3,806,572	3,836,569	3,456,420	3,824,065	3,428,239
used in diluted EPS calculation (in
thousands)

Forex (NT$ per US$1)	33.30	33.49	34.70	33.40	34.67

6	August 3, 2004

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2004	As of Mar. 31, 2004

Current assets:

Cash and cash equivalents	10,045	7,223
Short-term investments	3,140	3,302
Notes and accounts receivable	16,656	14,120
Inventories	8,393	6,237
Others	3,116	2,453

Total	41,350	33,335

Long-term investments	6,211	6,269
Properties – net	75,377	69,205
Other assets	9,897	9,307

Total assets	132,835	118,116

Current liabilities:

Short-term debts – revolving credit	9,259	8,853
Short-term debts – current portion of long-term
debts	7,389	5,565
Short-term debts – current portion of long-term
bonds payable	0	0
Notes and accounts payable	7,916	5,691
Others	13,460	11,172

Total	38,024	31,281

Long-term debts	23,918	19,792
Long-term bonds payable	9,697	9,484
Other liabilities	1,634	815

Total liabilities	73,273	61,372

Minority interest	10,887	10,274

Shareholders' equity	48,675	46,470

Total liabilities & shareholders' equity	132,835	118,116

7	August 3, 2004